SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2006

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112), on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the Third Quarter of 2006

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis delivers dynamic sales and earnings growth in the first nine months of 2006, reaffirms outlook for record full-year results

•                  Group continues double-digit expansion

•                  Nine-month net sales up 14% (+15% lc) to USD 27.0 billion on strong underlying growth and acquisition-related contributions

•                  Operating income rises 17%, supported by all divisions as productivity initiatives offset Chiron acquisition costs and investments in new launches

•                  Net income up 16% to USD 5.5 billion, EPS also rises 15% to USD 2.36 per share

•                  Excluding Chiron acquisition-related charges, Group operating income for first nine months advances 26% and net income up 23%

•                  New Vaccines and Diagnostics division off to a good start after creation in April 2006 from Chiron acquisition

•                  US and EU submissions completed for Galvus (type 2 diabetes) as well as Tekturna(1) and Exforge (hypertension), Tasigna (cancer) on track for US/EU submissions in 2006

Key figures

Nine months to September 30

	YTD 2006			YTD 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	26 967			23 555			14	15
Operating income	6 350		23.5	5 417		23.0	17
Net income	5 539		20.5	4 789		20.3	16
Basic earnings per share/ADS	USD	2.36		USD	2.05		15

Third quarter

	Q3 2006			Q3 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	9 484			8 415			13	11
Operating income	2 088		22.0	1 888		22.4	11
Net income	1 870		19.7	1 666		19.8	12
Basic earnings per share/ADS	USD	0.80		USD	0.71		13

Excluding charges related to Chiron acquisition, Q3 Group operating income rises 24% and net income up 22%

(1)     Tekturna replaces Rasilez as the proposed global brand name for aliskiren

All product names appearing in italics are trademarks of Novartis Group Companies

Basel, October 19, 2006 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “I am pleased that all of our divisions delivered strong results in the first nine months of the year. Pharmaceuticals delivered double-digit growth in our Cardiovascular, Oncology and Neuroscience franchises further strengthening their market positions. Our Vaccines and Diagnostics business is progressing well, already having made the industry’s first shipments of injectable influenza vaccines to the US. Thanks to our commitment to innovation, we have a full pipeline and have completed major submissions in the US and Europe for Galvus, Tekturna and Exforge. Based on the ongoing strong performance, I am confident that Novartis will continue to grow dynamically and achieve another year of record sales and earnings.”

Net sales

Nine months to September 30

	YTD 2006	YTD 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	16 527	15 014	10	11
Vaccines and Diagnostics	501
Sandoz	4 306	3 121	38	38
Consumer Health	5 633	5 420	4	5
Total	26 967	23 555	14	15

•                  Solid performances from all divisions drove the expansion, a mixture of underlying organic growth and contributions from acquisitions. Volume growth represented six percentage points of net sales growth and acquisitions eight percentage points. Prices rose one percentage point, while currencies led to a decline of one percentage point.

•                  Pharmaceuticals again grew faster than the market, with Cardiovascular, Oncology and Neuroscience franchises delivering double-digit growth. Pharmaceuticals raised its share of the global pharmaceuticals market to 4.0% for the first eight months of 2006, according to IMS Health. US sales were up 17% on strong volume growth for key brands. Volume and product mix contributed six percentage points to net sales growth and net price changes added three percentage points. The pharmaceuticals activities of Chiron represented two percentage points, while currency translations were a decline of one percentage point.

•                  Vaccines and Diagnostics net sales of USD 501 million represent the period from the acquisition of Chiron in April to form this new division. On a pro forma basis since acquisition, vaccines sales rose 60% over the year-ago period, mainly from shipments of influenza vaccines to the US and pre-pandemic H5N1 flu vaccines to the United Kingdom. Diagnostics net sales were up 17% on geographic expansion of nucleic acid blood testing products in Europe and the rollout of West Nile Virus tests.

•                  Sandoz benefited from good underlying retail generics sales growth, particularly in the US, Eastern Europe, Russia, Switzerland, Canada and Australia, as well as contributions from the Hexal and Eon Labs acquisitions.

•                  Consumer Health showed net sales growth of 9% in local currencies excluding the Nutrition & Santé divestiture in February 2006. The focus on strategic brands fueled double-digit expansion in OTC, which was also supported by the mid-2005 acquisition of the OTC business from Bristol-Myers Squibb, as well as in Animal Health.

Third quarter

	Q3 2006	Q3 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 776	5 093	13	12
Vaccines and Diagnostics	374
Sandoz	1 425	1 486	–4	–7
Consumer Health	1 909	1 836	4	3
Total	9 484	8 415	13	11

Group net sales advance 13% (+11% lc) to USD 9.5 billion

Pharmaceuticals led the underlying expansion along with support from the Consumer Health division and acquisitions. Higher sales volumes added five percentage points to net sales growth and acquisitions seven percentage points. Currency translation contributed two percentage points, while net price changes showed a decline of one percentage point.

Pharmaceuticals net sales climb 13% (+12% lc) to USD 5.8 billion

Very strong net sales growth was supported by 9% organic growth in local currencies thanks primarily to double-digit growth performances from the Cardiovascular, Oncology and Neuroscience franchises. Cardiovascular strategic brand sales were up 19% (+16% lc) to USD 1.7 billion on dynamic performances from Diovan (+17% lc) and Lotrel (+32% lc). Gleevec/Glivec (+17% lc) and Femara (+37% lc) led the 20% (+18% lc) rise in Oncology net sales to USD 1.5 billion. Chiron’s pharmaceuticals business added three percentage points to net sales growth in local currencies.

In the US, net sales surged 17% to USD 2.4 billion, led by excellent performances from Diovan (+23%), Gleevec (+24%), Lotrel (+32%) and Zelnorm (+31%). Net sales in Europe were up 16% in USD (+12% lc) as strong performances from Diovan, Glivec and Femara as well as in the emerging European growth markets of Russia and Turkey were partially offset by healthcare pricing pressure and generic competition for some products. Latin America delivered a strong expansion thanks to performances from Brazil and Mexico, with sales in the region up 22% (+19% lc).

Vaccines and Diagnostics net sales of USD 374 million

Shipments of seasonal influenza vaccines to the US as well as a one-time tender to the United Kingdom for pre-pandemic H5N1 vaccines were the key components of vaccine net sales growth, which rose 63% on a pro-forma basis over the 2005 period. Diagnostics sales showed steady growth over the year-ago period on improved US pricing and market penetration in Europe and Asia-Pacific.

Sandoz net sales decline 4% (–7% lc) to USD 1.4 billion

The first-time consolidation in the 2005 third quarter of Hexal (four months of sales) and Eon Labs (two months of sales) distorted the good underlying performance. Net sales were also reduced by a one-time adjustment of USD 20 million for sales deductions. Excluding these items, net sales growth was 6% on good performances in Eastern Europe, the US and Australia. Volume gains were seen in Germany from recently launched products, but net sales were lower due to the impact of price cuts announced in the second quarter.

Consumer Health net sales rises 4% (+3% lc) to USD 1.9 billion

Double-digit sales expansions in Animal Health and OTC, in part from US brands acquired from BMS, drove Consumer Health net sales growth. Also supporting the performance were high-single-digit net sales growth in Medical Nutrition.

Operating income

Nine months to September 30

	YTD 2006		YTD 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	5 082	30.7	4 656	31.0	9
Vaccines and Diagnostics	-28
Sandoz	532	12.4	223	7.1	139
Consumer Health	1 120	19.9	865	16.0	29
Corporate income & expense, net	-356		-327
Total	6 350	23.5	5 417	23.0	17

•                  Group operating income advanced at a strong pace, underpinned by Pharmaceuticals as well as from contributions and synergies from 2005 acquisitions in Sandoz and OTC that more than offset one-time costs related to the Chiron acquisition. A one-time gain of USD 129 million from the divestment of Nutrition & Santé supported Consumer Health.

•                  Pharmaceuticals operating income rose slightly below net sales growth owing to one-time costs related to the acquisition of Chiron’s pharmaceuticals unit. Excluding these charges, operating income was up 14% on productivity gains in all areas.

•                  Vaccines and Diagnostics had an underlying operating income of USD 198 million that was more than offset by one-time restructuring and related acquisition costs of USD 122 million and an impact of USD 104 million from amortization of intangible assets.

•                  Sandoz operating income advanced sharply faster than net sales growth on operational improvements and the good performance of the anti-infectives business as well as the impact in the year-ago period of acquisition-related costs from Hexal and Eon Labs.

•                  Consumer Health operating income rose mainly on the performance of strategic brands in OTC and Animal Health as well as a gain of USD 129 million from the divestment of Nutrition & Santé in February 2006. Excluding this divestiture, operating income still grew faster than sales, up 15% over the year-ago period.

Third quarter

	Q3 2006		Q3 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 779	30.8	1 681	33.0	6
Vaccines and Diagnostics	10	2.7
Sandoz	87	6.1	34	2.3	156
Consumer Health	350	18.3	290	15.8	21
Corporate income & expense, net	-138		-117
Total	2 088	22.0	1 888	22.4	11

Group operating income advances 11% to USD 2.1 billion

Operating income grew at a slower pace than sales as the good underlying performance was negatively impacted by one-time costs and amortization of intangible assets related to the Chiron acquisition. Operating income was up 24% when excluding Chiron-related charges of USD 253 million, which affected Pharmaceuticals and Vaccines and Diagnostics.

Pharmaceuticals operating income up 6% to USD 1.8 billion

Thanks to strong volume expansion and productivity initiatives, operating income rose 11% before the impact of USD 94 million in charges related to Chiron’s pharmaceuticals unit. Marketing & Sales expenses rose 15%, reflecting increased pre-launch investments in the 2006 third quarter in Galvus (type 2 diabetes), Tekturna and Exforge (hypertension). R&D expenses rose an over proportional 12% before Chiron costs, mainly driven by registration trials as well as new in-licensing deals concluded in 2006. Costs of Goods Sold (COGS) was up 22%, but 16% before Chiron-related acquisition costs. General & Administrative expenses as a percentage of net sales were down 0.3 percentage points thanks to productivity initiatives.

Vaccines and Diagnostics operating income of USD 10 million

Operating income of USD 10 million in the third quarter reflected underlying operating income of USD 169 million, which more than offset one-time restructuring and related acquisition costs of USD 80 million and USD 79 million in expenses for the amortization of intangible assets. The performance was particularly supported by shipments of influenza vaccines to the US and a tender sale of avian pre-pandemic flu vaccines to the UK. The third and fourth quarters are traditionally the strong periods of the year based on flu vaccine sales.

Sandoz operating income rises 156% to USD 87 million

Operating income benefited from the good underlying sales performance in key markets as well as the realization of synergies from the Hexal and Eon Labs acquisitions. Price reductions in Germany and a one-time charge of USD 58 million (which includes the one-time adjustment of USD 20 million for sales deductions) in France to correct for accounting irregularities in earlier periods had a negative impact. Supporting growth were lower acquisition-related costs in the 2006 third quarter compared to the year-ago period.

Consumer Health operating income climbs 21% to USD 350 million

OTC, Animal Health and Medical Nutrition drove underlying operating income growth that came primarily from tight cost control.

Group net income in the first nine months up 16% to USD 5.5 billion

Group net income grew at a double-digit rate in the first nine months of 2006 as the return on net sales rose slightly to 20.5% from 20.3% in the year-ago period. The strong underlying business expansion, which led to operating income rising faster than net sales despite the impact of acquisitions, was slightly offset by lower financial income and a marginally higher tax rate. Excluding the impact of the one-time charges related to the Chiron acquisition, net income for the first nine months was up 23%.

Novartis commitment to building a strong presence in human vaccines

Novartis has made significant progress in transforming the human vaccines and diagnostics activities acquired from Chiron into a strategic growth platform with dynamic potential. The pharmaceuticals unit of Chiron has been integrated into the Pharmaceuticals division, while research activities are now part of the Novartis Institutes for BioMedical Research (NIBR).

“We are committed to ensuring a reliable vaccine supply, which is critical to prevent the spread of diseases. We are investing in our business to drive innovation in the development of new vaccines including flu cell culture vaccines as well as growing our traditional flu vaccine operations,” said Jörg Reinhardt, CEO of Novartis Vaccines and Diagnostics.

In August 2006, Novartis completed the first shipments of the Fluvirin influenza virus vaccine to the US for the 2006-2007 season, making Fluvirin the first injectable flu vaccine available this year. Novartis sold 14.6 million doses of Fluvirin in the 2006 third quarter and  anticipates deliveries of at least 30 million Fluvirin doses to the US for the current season, an increase from 13 million in total for the previous season.

Novartis also submitted Optaflu, a cell-culture based influenza vaccine, in the third quarter for European approval. The vaccine was developed and produced at the Novartis vaccine site in Marburg, Germany. Plans were also announced in July to build a new cell culture plant in the US state of North Carolina. Cell-culture based influenza vaccines promise many advantages over egg-based production, including greater reliability and reduced production lead time that could be critical in a pandemic.

Novartis expects total annual cost synergies for the Group of USD 200 million within three years after the closing of the Chiron acquisition, with 50% expected to be achieved in the first 18 months. Given the good performance of Chiron activities following the acquisition, the currently anticipated negative impact for 2006 on net income and operating income has been reduced by USD 50 million. For the full year, Novartis now expects Chiron to have a net negative effect on operating income of USD 300-350 million, reflecting operating income in the Vaccines and Diagnostics division as well as Pharmaceuticals offset by acquisition-related charges, including integration, restructuring, inventory step-up costs and the amortization of intangibles. The negative impact on Group net income is now expected to be USD 350 million to USD 400 million, reflecting one-time charges in associated companies income and lower net financial income due to lower net liquidity.

Net sales of over USD 900 million are expected for the new Vaccines and Diagnostics division in 2006 as well as a contribution of USD 350 million (including the multiple sclerosis medicine Betaseron®) to the Pharmaceuticals division. Discussions continue on the restructuring of the collaboration with Bayer AG and Schering AG for Betaseron®, which was acquired from Chiron.

Group outlook

(Barring any unforeseen events)

For the full year, Novartis reaffirms expectations for double-digit net sales growth in local currencies for the Group and Pharmaceuticals and further market share gains. Record levels of operating and net income are expected in 2006.

Pharmaceutical business and key product highlights

Note: All growth figures refer to worldwide sales growth in local currencies for the first nine months of 2006, unless otherwise specified.

Diovan (USD 3.1 billion, +16% lc), the leading product by sales in the angiotensin-receptor blocker (ARB) class of anti-hypertensive agents, has delivered robust growth and market share gains in its segment based on the positive acceptance of new indications, higher-strength doses and strong efficacy data. Diovan expanded its leadership position in the US, improving its share of total ARB class prescriptions to 38.7% in August – the highest level in the last 12 months – and outpacing the expansion of the US antihypertensive market. Sales of Co-Diovan (a combination with a diuretic) advanced at a rapid pace in Europe (+21% lc).

Gleevec/Glivec (USD 1.9 billion, +18% lc), a targeted treatment for patients with certain forms of chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), received EU approval for treating another form of leukemia (Philadelphia chromosome positive acute lymphoblastic leukemia) and a hard-to-treat solid cancer tumor known as dermatofibrosarcoma protuberans (DFSP). Use of Glivec as a treatment for three other rare diseases remains under EU review. US review for all five rare cancers is ongoing. Penetration of the CML and GIST markets and the increasing number of patients thanks to improved survival have been key growth drivers. In the US, the first competitor product for patients with CML emerged in the third quarter.

Lotrel (USD 998 million, +28% only in US), the No. 1 fixed-dose combination treatment for hypertension in the US since 2002, has benefited from new dosing strengths as well as increasing use of multiple therapies to treat hypertension, demographic factors and the impact of US disease awareness campaigns.

Zometa (USD 944 million, +4% lc), an intravenous bisphosphonate for patients with bone metastases, has been impacted by an overall slowing of the bisphosphonate segment but has gained market share in treating patients with lung and prostate cancer and has also benefited from a recent launch in Japan.

Lamisil (USD 752 million, –14% lc), an oral treatment for fungal nail infections, delivered solid sales growth of 9% in the US that was more than offset by declining sales in many European markets following the entry of generic competition in late 2005.

Femara (USD 515 million, +32% lc), a leading treatment for women with hormone-related breast cancer, was a key growth driver. Femara generated market share gains, particularly in the US, based on use by women receiving treatment post-surgery (adjuvant) as well as after completion of tamoxifen therapy (extended adjuvant). Recent four-year data from a major trial confirmed Femara significantly reduced risk of breast cancer returning, even in women more likely to suffer recurrence, and revealed a potential benefit in women at lower risk – namely those whose cancer was not found in lymph nodes at time of diagnosis.

Zelnorm/Zelmac (USD 408 million, +38% lc), for treatment of irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation, performed well based on strong US growth as well as ongoing disease awareness programs.

Visudyne (USD 277 million, –26% lc), for the eye condition “wet” AMD (age-related macular degeneration), generated sales growth outside of the US, particularly in Japan and the UK, but continued to be impacted by off-label competition in the US.

Exjade (USD 93 million), a once-daily oral iron chelator for chronic iron overload, received European approval in August 2006, where it is now being launched for use in treating iron overload related to the blood disorders sickle cell anemia, myelodysplastic syndrome (MDS) and thalassemia.

Xolair (USD 67 million), for severe allergic asthma, has now been launched in over 20 countries following EU approval in October 2005, with approvals received in 51 countries. In the US, Xolair is co-promoted by Novartis and Genentech, which distributes the product and shares a portion of its operating income with Novartis and Tanox. Genentech had nine-month sales of USD 307 million for Xolair in the US, resulting in a contribution to Novartis of USD 116 million reported as Other Revenues.

Novartis pipeline and regulatory update

Novartis is preparing for a series of important new product launches in 2007-2008, with many of these compounds addressing significant unmet medical needs. US and European submissions for three important compounds – Galvus (type 2 diabetes) as well as Tekturna and Exforge (hypertension) – have been completed.

Among the recent developments:

•                  Galvus(1) (vildagliptin) was submitted for European approval in August as a new once-daily oral treatment for patients with type 2 diabetes, while a response to the US submission is anticipated by the end of 2006. Phase III data has confirmed the impressive efficacy and attractive tolerability profile of Galvus to potentially benefit many patients struggling to control their disease and address the inadequacies of many current therapies. Galvus has been shown to be as effective as a TZD (thiazolidinedione), another oral anti-diabetic class of medicines, in reducing blood sugar but without the side effects of weight gain, edema or heart failure. More than 60 studies are completed or ongoing, with 12 more studies planned to start within the next year. Over 7,000 patients have been involved in the Galvus clinical program to date.

•                  Tekturna(2) (aliskiren), seeking to be the first in a new class of anti-hypertensive agents called direct renin inhibitors, was accepted for review in the European Union in September, while the US submission was completed in April. New Phase III data presented in September showed Tekturna, developed in collaboration with Speedel, demonstrated superior blood pressure control as a monotherapy over an ACE inhibitor, another class of oral hypertensive medicines, with full 24-hour blood pressure reduction. In co-administration with other antihypertensive medicines, it has shown significant additive effects in reducing blood pressure.

•                  Exforge(1), a single tablet containing the calcium channel blocker amlodipine and the angiotensin receptor blocker valsartan, has been submitted for US and EU approval in 2006. Phase III data shows strong blood pressure reductions – up to 43 mm Hg in the most severe patients – with excellent tolerability superior to that observed with amlodipine alone. Data also showed the two complementary mechanisms of action helped over 80% of patients studied to reach recommended blood pressure goals.

•                  Tasigna(1) (nilotinib, formerly AMN107) remains on track for US and EU submission as a new option for patients with resistance to treatment in certain forms of chronic myeloid leukemia. Interim Phase II results presented at the ASCO meeting in June found that 46% of patients with chronic phase Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) resistant or intolerant to optimized Gleevec/Glivec therapy achieved a major cytogenic response with Tasigna after six months of treatment. Both Tasigna and Gleevec/Glivec inhibit Bcr-Abl, the definitive cause of Ph+ CML. Tasigna was specifically designed to be a more selective inhibitor of Bcr-Abl and its mutations.

(1)     Brand name awaiting approval by regulatory authorities

(2)     Tekturna replaces Rasilez as the proposed global brand name for aliskiren

•                  FTY720 (fingolimod), an oral once-daily treatment for relapsing-remitting multiple sclerosis (MS), has shown sustained benefits over two years in patients in the extension of a Phase II trial, indicating that it could provide an important new option for treating this disabling neurological disease. Enrollment in Phase III trials are underway to demonstrate the efficacy of FTY720 in reducing the frequency of MS relapses and slowing disability progression. US and EU submissions are set for 2009.

•                  Aclasta/Reclast(1) (zoledronic acid), seeking to be the first once-yearly bisphosphonate treatment for postmenopausal osteoporosis and Paget’s disease of the bone, was shown in new Phase III data to demonstrate high efficacy in reducing the incidence of bone fracture in women with postmenopausal osteoporosis. Benefits were seen among the most common fracture sites (hip, spine and non-spine), with the effect sustained over three years. In a separate study, the majority of women being treated preferred a once-yearly infusion over a once-weekly pill.

•                  Sebivo (telbivudine) received its first major approval in Switzerland as a new therapy for patients with chronic hepatitis B, a virus estimated to affect about 350 million people worldwide. Sebivo has been shown to achieve rapid and profound suppression of the hepatitis B virus. Submissions were completed in the US in late 2005 as well as in the EU and Asia in early 2006. Novartis shares rights for Sebivo with Idenix.

•                  Lucentis (ranibizumab) received its first European approval in Switzerland in August as a treatment for “wet” age-related macular degeneration (AMD), a leading cause of blindness in people over age 50. Lucentis has also been submitted by Novartis for approval in Europe and Australia. Genentech has the rights to Lucentis in the US.

•                  Exelon (rivastigmine) was shown in the IDEAL study to offer a promising new drug delivery approach when given once-daily to Alzheimer’s disease patients via a skin patch. The study showed that Exelon Patch provided benefits across a range of symptoms and the target dose was well tolerated. Patients receiving Exelon Patch showed significant improvements in memory and were better able to maintain everyday activities. Over 70% of caregivers in the study preferred the patch to the approved oral capsules as a method of drug delivery.

•                  Novartis and Schering-Plough initiated a collaboration to develop and commercialize a novel once-daily inhaled fixed-dose combination therapy for patients with asthma and chronic obstructive pulmonary disease (COPD). The goal is to combine the beta-agonist QAB149 (indacaterol) of Novartis with Schering-Plough’s corticosteroid mometasone (Asmanex®) in a single inhalation device. The combined product would have the potential to offer patients benefits with once-daily dosing.

•                  Novartis completed in the third quarter the acquisition of NeuTec Pharma, a UK biopharmaceutical company that will expand access to the hospital segment of the anti-infectives market through Mycograb® for treatment of fungal infections and Aurograb® for serious bacterial infections.

•                  Sandoz formed an exclusive collaboration in July with Momenta Pharmaceuticals to develop four follow-on versions of previously approved recombinant biotechnology and complex drugs. Sandoz made an equity investment of USD 75 million and gained exclusive access to Momenta’s product characterization tools, which has developed technology for detailed chemical sequencing and analysis of complex mixtures.

Corporate

Financial income, net

Net financial income for the first nine months was USD 50 million compared to USD 124 million in the year-ago period, reflecting the sharp drop of USD 3.2 billion in net liquidity in the first nine months as a result of recent acquisitions. The Group had at September 30, 2006, net debt of USD 0.7 billion compared to net liquidity of USD 1.0 billion at the corresponding date in 2005. Net financial income in the first nine months reflects good currency and interest rate management.

Income from associated companies

Associated companies contributed net income of USD 193 million in the first nine months of 2006 against USD 126 million in the year-ago period. In the third quarter, associated companies had income of USD 88 million, an increase from USD 65 million in the same period in 2005, fully the result of a higher profit contribution from the Roche investment. This represented an anticipated share of USD 115 million of Roche’s net income for the third quarter, which was partially reduced by charges of USD 27 million for the amortization of intangible assets.

Balance sheet

The Group’s equity increased by USD 5.4 billion to USD 38.6 billion at September 30, 2006, compared with USD 33.2 billion at the end of 2005. This increase came from net income of USD 5.5 billion in the first nine months of 2006, an upward revaluation of USD 0.6 billion of the initial Chiron minority stake and increased equity from share-based compensation of USD 0.4 billion as well as translation gains of USD 0.9 billion. This was partially offset by the dividend payment of USD 2.0 billion.

Net debt amounted to USD 0.7 billion at September 30, 2006, compared to net liquidity of USD 2.5 billion at the beginning of the year. The debt/equity ratio improved to 0.24:1 at September 30 from 0.25:1 at December 31, 2005.

Total non-current assets increased by USD 9.6 billion in the first nine months, principally due to goodwill, other intangible assets and property, plant & equipment arising from the Chiron and NeuTec acquisitions.

Novartis did not repurchase any shares during the first nine months of 2006 through its share repurchase program via a second trading line on the SWX Swiss Exchange.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities increased by USD 0.6 billion in the first nine months of 2006 to USD 6.4 billion, reflecting the business expansion and strict management of working capital by the divisions. Cash flow used for investing activities includes the net investment of USD 4.0 billion to acquire Chiron, USD 0.6 billion to acquire NeuTec and capital expenditures of USD 1.1 billion as well as proceeds of USD 0.2 billion from the Nutrition & Santé divestment. Free cash flow after dividends was USD 2.7 billion for the first nine months of 2006, a decline of USD 0.4 billion from the year-ago period as lower net proceeds from asset disposals as well as higher net purchases of intangible assets and capital expenditures offset the improvement in operating cash flow.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “potential”, “pipeline”, “confident”, “expectations”, “expected”, “planned”, “anticipated”, “expects”, “outlook”, “preparing to launch”, “are seen growing”, “awaiting regulatory approval”, “set to be completed”, “scheduled”, “remains on track”, “plans” “is set for”, “late-stage”, “about to enter”, “potentially”, or similar expressions, or by express or implied discussions regarding potential future financial results or sales of new or existing products; potential new products, or potential new indications for existing products; or by other discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that the Group will achieve any particular financial results, or that any particular products will reach any particular sales levels. Neither can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; the risk that the businesses Novartis has acquired will not be integrated successfully; the risk that the cost savings and any other synergies from the transactions may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transactions may make it more difficult to maintain relationships with customers, employees or suppliers; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates
November 28, 2006	R&D Update (London)
January 18, 2007	Annual Financial Results

Contacts
Media:	Investors:
+41 61 324 2200 (Basel)	+41 61 324 7944 (Basel)
+1 212 830 2457 (New York)	+1 212 830 2433 (New York)

Consolidated income statements (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005		Change
	USD m	USD m	USD m	%

Total net sales	26 967	23 555	3 412	14
Other revenues	463	218	245	112
Cost of Goods Sold	-7 785	-6 351	-1 434	23
Of which amortization and impairments of product and patent rights and trademarks	-549	-290	-259	89
Gross profit	19 645	17 422	2 223	13
Marketing & Sales	-7 689	-7 173	-516	7
Research & Development	-3 811	-3 374	-437	13
General & Administration	-1 379	-1 234	-145	12
Other income & expense	-416	-224	-192	86
Operating income	6 350	5 417	933	17
Income from associated companies	193	126	67	53
Financial income	259	351	-92	-26
Interest expense	-209	-227	18	-8
Income before taxes	6 593	5 667	926	16
Taxes	-1 054	-878	-176	20
Net income	5 539	4 789	750	16
Attributable to:
Equity holders of the parent	5 521	4 780	741	16
Minority interests	18	9	9	100
Average number of shares outstanding - Basic (million)	2 344.1	2 332.0	12.1
Basic earnings per share (USD) (1)	2.36	2.05	0.31	15
Average number of shares outstanding - Diluted (million)	2 359.4	2 340.4	19.0
Diluted earnings per share (USD)(1)	2.34	2.04	0.30	15

(1)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	Change
	USD m	USD m	USD m

Net income	5 539	4 789	750
Fair value adjustments on financial instruments	-12	-24	12
Actuarial losses from defined benefit plans	-116	-514	398
Additionally recognized amounts by associated companies	-67	34	-101
Revaluation of initial Chiron investment	609		609
Translation movements	871	-1 751	2 622
Recognized income and expense	6 824	2 534	4 290

Consolidated income statements (unaudited)

Third quarter

	Q3 2006	Q3 2005		Change
	USD m	USD m	USD m	%

Total net sales	9 484	8 415	1 069	13
Other revenues	206	74	132	178
Cost of Goods Sold	-2 888	-2 450	-438	18
Of which amortization and impairments of product and patent rights and trademarks	-230	-141	-89	63
Gross profit	6 802	6 039	763	13
Marketing & Sales	-2 635	-2 393	-242	10
Research & Development	-1 415	-1 191	-224	19
General & Administration	-473	-428	-45	11
Other income & expense	-191	-139	-52	37
Operating income	2 088	1 888	200	11
Income from associated companies	88	65	23	35
Financial income	72	98	-26	-27
Interest expense	-76	-80	4	-5
Income before taxes	2 172	1 971	201	10
Taxes	-302	-305	3	-1
Net income	1 870	1 666	204	12
Attributable to:
Equity holders of the parent	1 867	1 659	208	13
Minority interests	3	7	-4	-57
Average number of shares outstanding - Basic (million)	2 347.5	2 333.8	13.7
Basic earnings per share (USD) (1)	0.80	0.71	0.09	13
Average number of shares outstanding - Diluted (million)	2 361.9	2 344.0	17.9
Diluted earnings per share (USD)(1)	0.79	0.71	0.08	11

(1)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Third quarter

	Q3 2006	Q3 2005	Change
	USD m	USD m	USD m

Net income	1 870	1 666	204
Fair value adjustments on financial instruments	64	54	10
Actuarial losses from defined benefit plans	-412	-458	46
Additionally recognized amounts by associated companies	-58	-40	-18
Revaluation of initial Chiron investment	-54		-54
Translation movements	-169	-71	-98
Recognized income and expense	1 241	1 151	90

Condensed consolidated balance sheets

	Sept 30, 2006 (unaudited)	Dec 31, 2005	Change	Sept 30, 2005 (unaudited)
	USD m	USD m	USD m	USD m

Assets

Total non-current assets	45 889	36 289	9 600	36 194
Current assets
Inventories	4 610	3 725	885	3 889
Trade accounts receivable	6 087	5 343	744	5 137
Other current assets	1 746	1 442	304	1 503
Cash, short-term deposits and marketable securities	8 530	10 933	-2 403	7 947
Total current assets	20 973	21 443	-470	18 476
Total assets	66 862	57 732	9 130	54 670

Equity and liabilities

Total equity	38 590	33 164	5 426	31 748
Non-current liabilities
Financial debts	1 963	1 319	644	2 435
Other non-current liabilities	9 994	7 921	2 073	8 134
Total non-current liabilities	11 957	9 240	2 717	10 569
Current liabilities
Trade accounts payable	2 113	1 961	152	1 773
Financial debts and derivatives	7 258	7 135	123	4 467
Other current liabilities	6 944	6 232	712	6 113
Total current liabilities	16 315	15 328	987	12 353
Total liabilities	28 272	24 568	3 704	22 922
Total equity and liabilities	66 862	57 732	9 130	54 670

Condensed consolidated changes in equity (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	Change
	USD m	USD m	USD m

Consolidated equity at January 1	33 164	31 315	1 849
Recognized income and expense	6 824	2 534	4 290
Sale (+)/purchase (-) of treasury shares, net	290	-281	571
Share-based compensation	372	314	58
Dividends	-2 049	-2 107	58
Changes in minorities	-11	-27	16
Consolidated equity at Sept 30	38 590	31 748	6 842

Third quarter

	Q3 2006	Q3 2005	Change
	USD m	USD m	USD m

Consolidated equity at July 1	37 164	30 403	6 761
Recognized income and expense	1 241	1 151	90
Sale of treasury shares, net	69	95	-26
Share-based compensation	128	111	17
Changes in minorities	-12	-12
Consolidated equity at Sept 30	38 590	31 748	6 842

Condensed consolidated cash flow statements (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	Change
	USD m	USD m	USD m

Net income	5 539	4 789	750
Reversal of non-cash items
Taxes	1 054	878	176
Depreciation, amortization and impairments	1 471	1 077	394
Net financial income	-50	-124	74
Other	-41	-132	91
Net income adjusted for non-cash items	7 973	6 488	1 485
Interest and other financial receipts	399	441	-42
Interest and other financial payments	-125	-151	26
Taxes paid	-1 439	-982	-457
Cash flow before working capital and provision changes	6 808	5 796	1 012
Restructuring payments and other cash payments out of provisions	-202	-253	51
Change in net current assets and other operating cash flow items	-186	272	-458
Cash flow from operating activities	6 420	5 815	605
Investments in property, plant & equipment	-1 142	-770	-372
Acquisitions/divestments of subsidiaries	-4 307	-8 542	4 235
Decrease/increase in marketable securities, intangible and financial assets	-292	3 135	- 3 427
Cash flow used for investing activities	-5 741	-6 177	436
Cash flow used for financing activities	-3 032	-2 067	-965
Translation effect on cash and cash equivalents	45	-122	167
Change in cash and cash equivalents	-2 308	-2 551	243
Cash and cash equivalents at January 1	6 321	6 083	238
Cash and cash equivalents at Sept 30	4 013	3 532	481

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2006	Q3 2005	Change
	USD m	USD m	USD m

Net income	1 870	1 666	204
Reversal of non-cash items
Taxes	302	305	-3
Depreciation, amortization and impairments	588	498	90
Net financial income	4	-18	22
Other	39	6	33
Net income adjusted for non-cash items	2 803	2 457	346
Interest and other financial receipts	98	116	-18
Interest and other financial payments	-40	-67	27
Taxes paid	-367	-306	-61
Cash flow before working capital and provision changes	2 494	2 200	294
Restructuring payments and other cash payments out of provisions	-76	-61	-15
Change in net current assets and other operating cash flow items	99	394	-295
Cash flow from operating activities	2 517	2 533	-16
Investments in property, plant & equipment	-485	-285	-200
Acquisitions/divestments of subsidiaries	-221	-3 245	3 024
Decrease/increase in marketable securities, intangible and financial assets	226	198	28
Cash flow used for investing activities	-480	-3 332	2 852
Cash flow used for financing activities	-462	-597	135
Translation effect on cash and cash equivalents	-12	-11	-1
Change in cash and cash equivalents	1 563	-1 407	2 970
Cash and cash equivalents at July 1	2 450	4 939	-2 489
Cash and cash equivalents at Sept 30	4 013	3 532	481

Net sales by Division (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	16 527	15 014	10	11
Vaccines and Diagnostics	501
Sandoz	4 306	3 121	38	38
Consumer Health	5 633	5 420	4	5
Total	26 967	23 555	14	15

Third quarter

	Q3 2006	Q3 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 776	5 093	13	12
Vaccines and Diagnostics	374
Sandoz	1 425	1 486	-4	-7
Consumer Health	1 909	1 836	4	3
Total	9 484	8 415	13	11

Operating income by Division (unaudited)

Nine months to September 30

	YTD 2006		YTD 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	5 082	30.7	4 656	31.0	9
Vaccines and Diagnostics	-28
Sandoz	532	12.4	223	7.1	139
Consumer Health	1 120	19.9	865	16.0	29
Corporate income & expense, net	-356		-327
Total	6 350	23.5	5 417	23.0	17

Third quarter

	Q3 2006		Q3 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 779	30.8	1 681	33.0	6
Vaccines and Diagnostics	10	2.7
Sandoz	87	6.1	34	2.3	156
Consumer Health	350	18.3	290	15.8	21
Corporate income & expense, net	-138		-117
Total	2 088	22.0	1 888	22.4	11

Consolidated income statements – Divisional segmentation (unaudited)

Nine months to September 30

	Pharmaceuticals Division		Vaccines and Diagnostics Division	Sandoz Division		Consumer Health Division		Corporate		Total

	YTD 2006	YTD 2005	YTD 2006	YTD 2006	YTD 2005	YTD 2006	YTD 2005	YTD 2006	YTD 2005	YTD 2006	YTD 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	16 527	15 014	501	4 306	3 121	5 633	5 420			26 967	23 555
Sales to other Divisions	120	99	14	112	118	33	22	-279	-239
Sales of Divisions	16 647	15 113	515	4 418	3 239	5 666	5 442	-279	-239	26 967	23 555
Other revenues	264	174	150	18	13	31	31			463	218
Cost of Goods Sold	-2 824	-2 415	-439	-2 487	-1 954	-2 329	-2 204	294	222	-7 785	-6 351
Of which amortization and impairments of product and patent rights and trademarks	-151	-127	-104	-226	-117	-68	-46			-549	-290
Gross profit	14 087	12 872	226	1 949	1 298	3 368	3 269	15	-17	19 645	17 422
Marketing & Sales	-5 043	-4 779	-73	-747	-550	-1 826	-1 844			-7 689	-7 173
Research & Development	-3 052	-2 756	-86	-342	-300	-208	-213	-123	-105	-3 811	-3 374
General & Administration	-485	-474	-48	-215	-179	-341	-314	-290	-267	-1 379	-1 234
Other income & expense	-425	-207	-47	-113	-46	127	-33	42	62	-416	-224
Of which amortization and impairments of capitalized intangibles included in function costs	-65	-72		-26	-53	-30	-29	-7	-15	-128	-169
Operating income	5 082	4 656	-28	532	223	1 120	865	-356	-327	6 350	5 417
Income from associated companies										193	126
Financial income										259	351
Interest expense										-209	-227
Income before taxes										6 593	5 667
Taxes										-1 054	-878
Net income										5 539	4 789

Additions to:
- Property, plant and equipment(1)	700	400	63	175	153	145	208	67	23	1 150	784
- Goodwill and other intangibles(1)	277	158		13	18	161	53			451	229

(1)              Excluding impact of business acquisitions

Consolidated income statements – Divisional segmentation (unaudited)

Third quarter

	Pharmaceuticals Division		Vaccines and Diagnostics Division	Sandoz Division		Consumer Health Division		Corporate		Total

	Q3 2006	Q3 2005	Q3 2006	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	5 776	5 093	374	1 425	1 486	1 909	1 836			9 484	8 415
Sales to other Divisions	41	39	14	37	30	10	7	-102	-76
Sales of Divisions	5 817	5 132	388	1 462	1 516	1 919	1 843	-102	-76	9 484	8 415
Other revenues	100	57	89	7	7	10	10			206	74
Cost of Goods Sold	-989	-808	-321	-875	-952	-799	-766	96	76	-2 888	-2 450
Of which amortization and impairments of product and patent rights and trademarks	-60	-42	-79	-69	-82	-22	-17			-230	-141
Gross profit	4 928	4 381	156	594	571	1 130	1 087	-6		6 802	6 039
Marketing & Sales	-1 746	-1 520	-46	-254	-273	-589	-600			-2 635	-2 393
Research & Development	-1 127	-934	-49	-120	-157	-74	-71	-45	-29	-1 415	-1 191
General & Administration	-164	-160	-29	-79	-77	-109	-106	-92	-85	-473	-428
Other income & expense	-112	-86	-22	-54	-30	-8	-20	5	-3	-191	-139
Of which amortization and impairments of capitalized intangibles included in function costs	-50	-68		-6	-52	-12	-9	-3	-3	-71	-132
Operating income	1 779	1 681	10	87	34	350	290	-138	-117	2 088	1 888
Income from associated companies										88	65
Financial income										72	98
Interest expense										-76	-80
Income before taxes										2 172	1 971
Taxes										-302	-305
Net income										1 870	1 666

Additions to:
- Property, plant and equipment(1)	301	161	36	62	52	60	70	28	9	487	292
- Goodwill and other intangibles(1)	6	53		2	10	25	17			33	80

(1)              Excluding impact of business acquisitions

Notes to the interim financial report for the nine months ended
September 30, 2006 (unaudited)

1. Basis of preparation

This unaudited interim financial report containing condensed financial information for the three-month quarterly and nine-month year-to-date periods ended September 30, 2006, has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the accounting policies set out in the 2005 Annual Report, which was published on January 19, 2006.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2006 and 2005:

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amounts paid for the shares, related employee options and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines and Diagnostics consisting of two businesses: human vaccines named Novartis Vaccines and a diagnostics business named Chiron. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. The acquisition of the remaining 56% of this company has resulted in the requirement to revalue the initial 44% interest. The amount of this revaluation can only be finally determined once an external valuation has been completed later in 2006 to determine the value of the separable tangible and intangible net assets that have been acquired. A provisional revaluation of the initial 44% interest at September 30, 2006, increased consolidated equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, which was completed on April 20 and discussed above, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Novartis Institutes for BioMedical Research (NIBR). For the period following the acquisition up to September 30, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the division’s results. These results, along with the balance sheet that has been consolidated, are provisional pending finalization of the purchase price allocation later in 2006. Provisional goodwill on this transaction at September 30, 2006, amounted to USD 1.5 billion.

On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is  specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of GBP 328 million (USD 605 million) to fully acquire the company. NeuTec had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. The balance sheet that has been consolidated is provisional pending finalization of the purchase price allocation, which is expected to be completed in 2006.

Vaccines and Diagnostics

For the period following the Chiron acquisition up to September 30, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the division’s results. These results, along with the balance sheet that has been consolidated, are provisional pending finalization of the purchase price allocation later in 2006. Provisional goodwill on this transaction at September 30, 2006, amounted to USD 1.6 billion.

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for approximately USD 211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of USD 129 million.

2005

Sandoz

On June 6, Novartis completed the 100% acquisition of Hexal AG for USD 5.3 billion in cash, with the results and cash flows consolidated from that date. Goodwill on this transaction at September 30, 2006, amounted to USD 3.7 billion.

On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of USD 2.6 billion, with the results and cash flows consolidated from that date. Goodwill on this transaction at September 30, 2006, amounted to USD 1.8 billion.

Consumer Health

On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for USD 660 million in cash. The closing date for the North American product portfolio was August 31, 2005, with the results and cash flows consolidated from that date. Goodwill on this transaction at September 30, 2006, amounted to USD 49 million.

3. Principal currency translation rates

Nine months to September 30

	Average rates YTD 2006	Average rates YTD 2005	Period-end rates Sept 30, 2006	Period-end rates Sept 30, 2005

	USD	USD	USD	USD

1 CHF	0.794	0.816	0.800	0.772
1 EUR	1.244	1.264	1.268	1.203
1 GBP	1.817	1.844	1.871	1.760
100 JPY	0.863	0.929	0.848	0.883

Third quarter

	Average rates Q3 2006	Average rates Q3 2005	Period-end rates Sept 30, 2006	Period-end rates Sept 30, 2005

	USD	USD	USD	USD

1 CHF	0.808	0.785	0.800	0.772
1 EUR	1.274	1.220	1.268	1.203
1 GBP	1.874	1.784	1.871	1.760
100 JPY	0.860	0.899	0.848	0.883

4. Condensed consolidated change in liquidity

Nine months to September 30

	YTD 2006	YTD 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	-2 308	-2 551	243
Change in marketable securities, financial debt and financial derivatives	-862	-3 441	2 579
Change in net liquidity	-3 170	-5 992	2 822
Net liquidity at January 1	2 479	7 037	-4 558
Net debt/liquidity at Sept 30	-691	1 045	-1 736

Third quarter

	Q3 2006	Q3 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	1 563	-1 407	2 970
Change in marketable securities, financial debt and financial derivatives	-138	706	-844
Change in net liquidity	1 425	-701	2 126
Net debt/liquidity at July 1	-2 116	1 746	-3 862
Net debt/liquidity at Sept 30	-691	1 045	-1 736

5. Legal proceedings update

A number of our affiliates are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While we do not believe that any of them will have a material adverse effect on our financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

The following non-exhaustive list reflects recent developments in legal proceedings:

•                  Chiron Acquisition Litigation: At the fairness hearing on July 25, 2006, the court approved the April 3, 2006 agreement to settle all claims in the shareholder actions challenging the acquisition of Chiron by Novartis ending all litigation related to the acquisition.

•                  Chiron Fluvirin Litigation: The securities fraud class action and shareholder derivative litigations that arose after announcement by Chiron in late 2004 that it was unable to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season have all been resolved in principle. The securities fraud class action was settled in April 2006. Once the memorandum of understanding has been executed, it will be submitted to court for approval. The shareholder derivative litigations have all been dismissed.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. For further comments regarding the nature of these adjustments, please consult note 34 in the Novartis 2005 Annual Report.

	YTD 2006 USD m	YTD 2005 USD m

Net income under IFRS	5 539	4 789
US GAAP adjustments:
Available-for-sale securities	-71	253
Inventory impairment reversal	94	33
Intangible assets	-781	-2 225
Property, plant and equipment	48	33
Pensions and other post-employment benefits	-129	-153
Deferred taxes	-180	105
Share-based compensation	-3	-43
Currency translation	-4
Minority interests	-18	-9
Other		33
Total US GAAP adjustments	-1 044	-1 973
Net income under US GAAP	4 495	2 816

Basic earnings per share under US GAAP (USD)	1.92	1.21
Diluted earnings per share under US GAAP (USD)	1.91	1.20

	Sept 30, 2006 USD m	Sept 30, 2005 USD m

Equity under IFRS	38 590	31 748
US GAAP adjustments:
Available-for-sale securities	-23	-25
Inventory impairment reversal	-20	-10
Associated companies	-299	-15
Intangible assets	2 194	3 465
Property, plant and equipment	-389	-455
Pensions and other post-employment benefits	3 139	3 559
Deferred taxes	-937	-1 844
Share-based compensation	-136
Minority interests	-181	-117
Other		50
Total US GAAP adjustments	3 348	4 608
Equity under US GAAP	41 938	36 356

Supplementary information (unaudited)

Free cash flow

Nine months to September 30

	YTD 2006	YTD 2005	Change
	USD m	USD m	USD m

Cash flow from operating activities	6 420	5 815	605
Purchase of property, plant & equipment	-1 142	-770	-372
Purchase of intangible and financial assets	-1 091	-745	-346
Sale of property, plant & equipment, intangible and financial assets	527	870	-343
Dividends	-2 049	-2 107	58
Free cash flow	2 665	3 063	-398

Third quarter

	Q3 2006	Q3 2005	Change
	USD m	USD m	USD m

Cash flow from operating activities	2 517	2 533	-16
Purchase of property, plant & equipment	-485	-285	-200
Purchase of intangible and financial assets	-261	-227	-34
Sale of property, plant & equipment, intangible and financial assets	98	234	-136
Free cash flow	1 869	2 255	-386

Share information

	Sept 30, 2006	Sept 30, 2005

Number of shares outstanding (million)	2 348.7	2 334.8
Registered share price (CHF)	73.00	65.65
ADS price (USD)	58.44	51.00
Market capitalization (USD billion)	137.2	118.3
Market capitalization (CHF billion)	171.5	153.3

Impact of intangible asset charges and significant exceptional items (unaudited)

Nine months to September 30

	Pharmaceuticals Division		Vaccines and Diagnostics Division	Sandoz Division		Consumer Health Division		Corporate		Total

	YTD 2006	YTD 2005	YTD 2006	YTD 2006	YTD 2005	YTD 2006	YTD 2005	YTD 2006	YTD 2005	YTD 2006	YTD 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	5 082	4 656	-28	532	223	1 120	865	-356	-327	6 350	5 417
Recurring amortization	177	133	104	206	137	97	75	7	10	591	355
Impairments	39	66		46	33	1			5	86	104
Intangible asset charges	216	199	104	252	170	98	75	7	15	677	459
Impairment charges on property, plant & equipment	-2	19		7	3	1				6	22
Impact of increasing acquisition- related inventory to selling price less distribution margin	81		93		119	3	5			177	124
Restructuring and acquisition related integration expenses	113		29	54	40		11			196	51
Exceptional restructuring and other acquisition-related integration expenses	192	19	122	61	162	4	16			379	197
Exceptional gains from divesting subsidiaries and major products	-87	-231				-129	-8			-216	-239
Operating income excluding the above items	5 403	4 643	198	845	555	1 093	948	-349	-312	7 190	5 834

Reported income from associated companies										193	126
Exceptional Chiron-related acquisition expenses										53
Income from associated companies excluding above items										246	126

Impact of intangible asset charges and significant exceptional items (unaudited)

Third quarter

	Pharmaceuticals Division		Vaccines and Diagnostics Division	Sandoz Division		Consumer Health Division		Corporate		Total

	Q3 2006	Q3 2005	Q3 2006	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 779	1 681	10	87	34	350	290	-138	-117	2 088	1 888
Recurring amortization	78	44	79	68	101	34	26	3	3	262	174
Impairments	32	66		7	33					39	99
Intangible asset charges	110	110	79	75	134	34	26	3	3	301	273
Impairment charges on property, plant & equipment		7			3	1				1	10
Impact of increasing acquisition- related inventory to selling price less distribution margin	37		70		119		5			107	124
Restructuring and acquisition related integration expenses	24		10	37	10		11			71	21
Exceptional restructuring and other acquisition-related integration expenses	61	7	80	37	132	1	16			179	155
Operating income excluding the above items	1 950	1 798	169	199	300	385	332	-135	-114	2 568	2 316

Supplementary tables: Nine months to September 30 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	1 353	19	1 718	14	3 071	15	16
Gleevec/Glivec	Chronic myeloid leukemia	457	23	1 395	17	1 852	17	18
Lotrel	Hypertension	998	28			998	28	28
Zometa	Cancer complications	522	1	422	9	944	4	4
Lamisil (group)	Fungal infections	447	9	305	-33	752	-15	-14
Neoral/Sandimmun	Transplantation	94	-15	584	-1	678	-5	-3
Sandostatin (group)	Acromegaly	268	-5	402	3	670	0	0
Lescol	Cholesterol reduction	195	4	351	-6	546	-4	-3
Trileptal	Epilepsy	404	18	128	11	532	16	16
Femara	Breast cancer	246	41	269	26	515	32	32
Top ten products total		4 984	16	5 574	6	10 558	10	11
Voltaren (group)	Inflammation/pain	6	20	506	0	512	-2	0
Zelnorm/Zelmac	Irritable bowel syndrome	356	42	52	19	408	38	38
Exelon	Alzheimer’s disease	138	9	249	13	387	12	11
Tegretol (incl. CR/XR)	Epilepsy	88	9	199	-7	287	-3	-3
Visudyne	Macular degeneration	60	-61	217	-2	277	-27	-26
Miacalcic	Osteoporosis	152	-15	105	4	257	-8	-8
Comtan/Stalevo Group	Parkinson’s disease	116	20	131	24	247	22	22
Foradil	Asthma	10	-9	229	-4	239	-5	-4
Ritalin (group)	Attention deficit/hyperactive disorder	185	50	49	5	234	38	38
Famvir	Viral infections	120	9	77	0	197	5	5
Top 20 products total		6 215	14	7 388	5	13 603	8	9
Rest of portfolio		736	34	2 188	12	2 924	16	17
Total Division net sales(1)		6 951	17	9 576	7	16 527	10	11

(1)              Excluding the 2005 prior-years’ US sales rebate accounting adjustment, US total net sales were up 16%.

Supplementary tables: Third Quarter 2006 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	493	23	595	13	1 088	18	17
Gleevec/Glivec	Chronic myeloid leukemia	168	24	485	15	653	19	17
Lotrel	Hypertension	355	32			355	32	32
Zometa	Cancer complications	171	-1	146	10	317	5	4
Lamisil (group)	Fungal infections	156	0	113	-30	269	-15	-15
Neoral/Sandimmun	Transplantation	31	-14	198	-6	229	-5	-7
Sandostatin (group)	Acromegaly	95	7	136	1	231	5	3
Lescol	Cholesterol reduction	75	7	115	-9	190	-2	-3
Trileptal	Epilepsy	136	9	44	8	180	9	9
Femara	Breast cancer	90	55	99	23	189	39	37
Top ten products total		1 770	17	1 931	5	3 701	12	11
Voltaren (group)	Inflammation/pain	0	0	175	1	175	1	1
Zelnorm/Zelmac	Irritable bowel syndrome	127	31	18	23	145	28	29
Exelon	Alzheimer’s disease	54	29	89	12	143	20	18
Tegretol (incl. CR/XR)	Epilepsy	29	0	66	-6	95	-4	-4
Visudyne	Macular degeneration	11	-78	64	-15	75	-40	-41
Miacalcic	Osteoporosis	47	-24	31	0	78	-17	-17
Comtan/Stalevo Group	Parkinson’s disease	43	19	46	20	89	20	20
Foradil	Asthma	3	0	72	-5	75	-3	-5
Ritalin (group)	Attention deficit/hyperactive disorder	63	70	16	-3	79	52	48
Famvir	Viral infections	44	7	25	-6	69	1	2
Top 20 products total		2 191	15	2 533	4	4 724	10	9
Rest of portfolio		250	38	802	30	1 052	35	32
Total Division net sales		2 441	17	3 335	9	5 776	13	12

Pharmaceutical Division therapeutic area net sales (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	3 071	2 682	15
Lotrel	998	778	28
Lescol	546	571	-4
Other	125	89	40
Total strategic franchise products	4 740	4 120	15
Mature products	480	507	-5
Total Cardiovascular products	5 220	4 627	13

Oncology
Strategic franchise products
Gleevec/Glivec	1 852	1 580	17
Zometa	944	910	4
Sandostatin (group)	670	672	0
Femara	515	390	32
Exjade	93
Other	221	199	11
Total Oncology products	4 295	3 751	15

Neuroscience
Strategic franchise products
Trileptal	532	458	16
Exelon	387	346	12
Tegretol	287	297	-3
Other	722	554	30
Total strategic franchise products	1 928	1 655	16
Mature products	330	376	-12
Total Neuroscience products	2 258	2 031	11

Respiratory & Dermatology
Strategic franchise products
Lamisil	752	882	-15
Foradil	239	251	-5
Elidel	132	217	-39
Xolair	67	3
Other	158	39	305
Total strategic franchise products	1 348	1 392	-3
Mature products	91	108	-16
Total Respiratory & Dermatology products	1 439	1 500	-4

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	408	295	38
Other	107	30
Total strategic franchise products	515	325	58
Mature products	1 136	1 192	-5
Total ABGU products	1 651	1 517	9

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	678	712	-5
Other	239	109	119
Total strategic franchise products	917	821	12
Mature products	193	184	5
Total IDTI products	1 110	1 005	10

Ophthalmics
Visudyne	277	377	-27
Other	277	268	3
Total Ophthalmics products	554	645	-14

Total strategic franchise products	14 297	12 709	12
Total mature products	2 230	2 367	-6
Prior-years’ US sales rebate accounting adjustment		-62
Total division net sales	16 527	15 014	10

Pharmaceutical therapeutic area net sales (unaudited)

Third quarter

	Q3 2006	Q3 2005	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	1 088	925	18
Lotrel	355	269	32
Lescol	190	194	-2
Other	43	23	87
Total strategic franchise products	1 676	1 411	19
Mature products	159	166	-4
Total Cardiovascular products	1 835	1 577	16

Oncology
Strategic franchise products
Gleevec/Glivec	653	547	19
Zometa	317	302	5
Sandostatin (group)	231	219	5
Femara	189	136	39
Exjade	43
Other	74	54	37
Total Oncology products	1 507	1 258	20

Neuroscience
Strategic franchise products
Trileptal	180	165	9
Exelon	143	119	20
Tegretol	95	99	-4
Other	270	186	45
Total strategic franchise products	688	569	21
Mature products	108	131	-18
Total Neuroscience products	796	700	14

Respiratory & Dermatology
Strategic franchise products
Lamisil	269	318	-15
Foradil	75	77	-3
Elidel	41	53	-23
Xolair	26	2
Other	80	13	515
Total strategic franchise products	491	463	6
Mature products	25	24	4
Total Respiratory & Dermatology products	516	487	6

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	145	113	28
Other	45	14
Total strategic franchise products	190	127	50
Mature products	378	402	-6
Total ABGU products	568	529	7

Infectious Diseases, Transplantation & Immunology
Neoral/Sandimmun	229	242	-5
Other	91	39	133
Total strategic franchise products	320	281	14
Mature products	69	57	21
Total IDTI products	389	338	15

Ophthalmics
Visudyne	75	124	-40
Other	90	80	13
Total Ophthalmics products	165	204	-19

Total strategic franchise products	5 037	4 313	17
Total mature products	739	780	-5
Total division net sales	5 776	5 093	13

Net sales by region (unaudited)

Nine months to September 30

	YTD 2006	YTD 2005	% change		YTD 2006	YTD 2005

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	6 951	5 929	17	17	42	39
Rest of world	9 576	9 085	5	7	58	61
Total	16 527	15 014	10	11	100	100

Vaccines and Diagnostics
US	232				46
Rest of world	269				54
Total	501				100

Sandoz
US	1 126	824	37	37	26	26
Rest of world	3 180	2 297	38	39	74	74
Total	4 306	3 121	38	38	100	100

Consumer Health
US	2 642	2 361	12	12	47	44
Rest of world	2 991	3 059	-2	-1	53	56
Total	5 633	5 420	4	5	100	100

Group
US	10 951	9 114	20	20	41	39
Rest of world	16 016	14 441	11	12	59	61
Total	26 967	23 555	14	15	100	100

Net sales by region (unaudited)

Third quarter

	Q3 2006	Q3 2005	% change		Q3 2006	Q3 2005

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	2 441	2 094	17	17	42	41
Rest of world	3 335	2 999	11	9	58	59
Total	5 776	5 093	13	12	100	100

Vaccines and Diagnostics
US	186				50
Rest of world	188				50
Total	374				100

Sandoz
US	377	314	20	19	26	21
Rest of world	1 048	1 172	-11	-14	74	79
Total	1 425	1 486	-4	-7	100	100

Consumer Health
US	881	820	7	7	46	45
Rest of world	1 028	1 016	1	-1	54	55
Total	1 909	1 836	4	3	100	100

Group
US	3 885	3 228	20	20	41	38
Rest of world	5 599	5 187	8	5	59	62
Total	9 484	8 415	13	11	100	100

Quarterly analysis

Key figures by quarter

	Q3 2006	Q2 2006	Change
	USD m	USD m	USD m	%

Net sales	9 484	9 182	302	3
Operating income	2 088	2 060	28	1
Financial income	72	79	-7	-9
Interest expense	-76	-75	-1	1
Taxes	-302	-352	50	-14
Net income	1 870	1 713	157	9

Net sales by region

	Q3 2006	Q2 2006	Change
	USD m	USD m	USD m	%

US	3 885	3 729	156	4
Europe	3 482	3 318	164	5
Rest of world	2 117	2 135	-18	-1
Total	9 484	9 182	302	3

Net sales by division

	Q3 2006	Q2 2006	Change
	USD m	USD m	USD m	%

Pharmaceuticals	5 776	5 699	77	1
Vaccines and Diagnostics	374	127	247	194
Sandoz	1 425	1 450	-25	-2
Consumer Health	1 909	1 906	3	0
Total	9 484	9 182	302	3

Operating income by division

	Q3 2006	Q2 2006	Change
	USD m	USD m	USD m	%

Pharmaceuticals	1 779	1 677	102	6
Vaccines and Diagnostics	10	-38	48
Sandoz	87	207	-120	-58
Consumer Health	350	312	38	12
Corporate income/expense, net	-138	-98	-40	41
Total	2 088	2 060	28	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: October 24, 2006	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting